UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 6, 2022

Brigham Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38870	83-1106283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5914 W. Courtyard Drive, Suite 200

Austin, TX 78730

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (512) 220-6350

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01	MNRL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01.	Regulation FD Disclosure.

On September 6, 2022, Brigham Minerals, Inc., a Delaware corporation (the “Company” or “Brigham”) and Brigham Minerals Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger, dated as of September 6, 2022 with Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Opco LP”), Snapper Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Sitio (“Snapper”), and Snapper Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Opco LP, pursuant to which Sitio will acquire the Company in an all-stock transaction (the “Transaction”). Upon consummation of the Transaction, Sitio shareholders will own approximately 54.0% of the combined entity and Brigham shareholders will own approximately 46.0% of the combined entity, on a fully diluted basis.

On September 6, 2022, the Company and Sitio issued a joint press release announcing the Transaction and announcing that the Company and Sitio will hold a joint conference call on September 6, 2022 at 11:30 a.m. Eastern time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Attached as Exhibit 99.2 hereto and incorporated herein by reference is an investor presentation relating to the Transaction.

The information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to such filing.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Brigham and Sitio. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Merger, Snapper will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of Snapper. The Merger will be submitted to Brigham’s shareholders for their consideration. Brigham, Sitio and Snapper may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Brigham, Sitio or Snapper may file with the SEC or send to shareholders of Brigham or Sitio in connection with the Merger. INVESTORS AND SHAREHOLDERS OF BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Brigham, Sitio or Snapper, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham shareholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Shareholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham. These risks include, but are not limited to, our ability to execute on our business objectives; the effect of changes in commodity prices; the level of production on our properties; risks associated with the drilling and operation of oil and natural gas wells; the effect of existing and future laws and regulatory actions; the impact of derivative instruments; rising interest rates and its effects on our cost of capital; the overall supply and demand for oil, natural gas and NGLs, and regional supply and demand factors, storage availability, delays, or interruptions of production, including voluntary shut-ins; the actions of the Organization of Petroleum Exporting Countries and other significant producers and governments and the ability of such producers to agree to and maintain oil price and production controls; the impact of reduced drilling activity in our focus areas and uncertainty as to whether development projects will be pursued; the continued threat of terrorism and the impact of military and other action and armed conflict, such as the current conflict between Russia and Ukraine; global or national health events, including the ongoing COVID-19 pandemic and its resulting economic effects; uncertainty of estimates of oil and natural gas reserves and production; the effects of current or future litigation, including the recent U.S. Supreme Court ruling involving the Muscogee (Creek) Nation reservation in Eastern Oklahoma and similar rulings regarding reservations; the cost of developing the oil and natural gas underlying our properties; our ability to replace our oil, natural gas and NGL reserves; our ability to complete and integrate acquisitions, including completing our previously-announced acquisition of mineral and royalty interests from certain entities affiliated with Avant Royalties, LP; title defects in the properties in which we invest; technological advances; weather conditions, natural disasters and other matters beyond our control; Sitio’s ability to successfully integrate our businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that we will not, or that following the Merger, the combined company will not, be able to retain and hire key personnel; the risk associated with our and Sitio’s ability to obtain the approvals of our respective shareholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of our indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of management time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s expectations and projections can be found in Brigham’s periodic filings with the SEC, including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release, dated September 6, 2022.

99.2	Investor Presentation, dated September 6, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

Date: September 6, 2022

Exhibit 99.1

SITIO ROYALTIES AND BRIGHAM MINERALS TO COMBINE IN $4.8 BILLION ALL-STOCK, AT-MARKET MERGER, FORMING A PREMIER CONSOLIDATOR OF OIL AND GAS MINERAL AND ROYALTY INTERESTS

DENVER, Colorado and AUSTIN, Texas —September 6, 2022— Sitio Royalties Corp. (NYSE: STR) (“Sitio”, “STR” or the “Company”) and Brigham Minerals, Inc. (NYSE: MNRL) (“Brigham Minerals”, “MNRL” or “Brigham”) today announced that they have entered into a definitive agreement to combine in an all-stock merger, with an aggregate enterprise value of approximately $4.8 billion based on the closing share prices of STR and MNRL on Friday, September 2, 2022. The combination brings together two of the largest public companies in the oil and gas mineral and royalty sector with complementary high-quality assets in the Permian Basin and other oil-focused regions, creating an industry leader with a proven track record of consolidating oil and gas mineral and royalty interests operated by a diverse set of E&P companies.

TRANSACTION HIGHLIGHTS

•

Combination creates an industry leader, with complementary high-quality assets in the Permian Basin and other active U.S. oil basins; combined company expected to be a premier consolidator in the fragmented minerals space

•

259,510 net royalty acres on a combined basis, pro forma 2Q 2022 net production of 32.8 Mboe/d and 50.3 net line-of-sight wells operated by a well-capitalized, diverse set of E&P companies as of June 30, 20221 2

•

Combined company expected to benefit from a step-change in greater scale, enhanced margins, and increased access to capital, leading to accelerated consolidation potential, attractive returns and long-term value for stakeholders

•

Transaction expected to generate approximately $15 million of annual operational cash cost synergies and to reduce Sitio’s 2Q 2022 pro forma cash G&A per Boe by 19% to approximately $1.72 per Boe for the combined company

•	Strong balance sheet with pro forma 2Q 2022 leverage of approximately 1.0x3

•	Merger to increase Sitio’s public float by 5.8x, from approximately $320 million to approximately $1.9 billion based on Sitio’s Class A share closing price as of September 2, 2022

•	At-market merger results in Sitio and Brigham shareholders receiving approximately 54% and 46% of combined company, respectively, on a fully diluted basis

•

Balanced capital allocation framework that prioritizes return of capital to shareholders at a minimum 65% payout ratio, while using retained cash to protect the balance sheet and opportunistically fund cash acquisitions

•

Board of Directors of combined company will consist of 9 total directors, including 5 directors nominated by Sitio and 4 directors nominated by Brigham; Noam Lockshin, the current Chairman of Sitio’s Board, to serve as Chairman of the Board of the combined company

•

Shared commitment to prioritizing best-in-class corporate governance practices including management incentive compensation and capital allocation that is well-aligned with shareholder interests to drive long-term returns

•	Current Sitio management team to run combined company, which will retain the Sitio Royalties Corp. company name

MANAGEMENT COMMENTARY

Chris Conoscenti, Chief Executive Officer of Sitio, commented, “Our merger with Brigham Minerals brings together two complementary businesses that are aligned in every key way, and further advances the business plan that Sitio outlined earlier in the year following the merger of Sitio’s predecessor companies. Both companies are focused on asset quality, maintain disciplined acquisition underwriting standards, understand the benefits of scale, and prioritize shareholder alignment in our approaches to capital allocation and best-in-class governance. We have been particularly impressed with the asset portfolio that the Brigham team has built and their track record of delivering consistent results every quarter since they became public.”

Mr. Conoscenti continued, “We believe that achieving material scale in this industry is critical to creating sustained value for our stakeholders and distinguishing Sitio from others, which is why we have been so focused on employing a differentiated, large-scale consolidation strategy. Our combined company will be the largest publicly traded mineral and royalty company in the U.S. by enterprise value that is focused on consolidation across a diverse set of operators and geographies. We will be able to pursue opportunities that few others can because of the size of our business, strength of our balance sheet, optimized cost structure and access to capital.”

“I’m extremely proud of the Brigham team’s incredible efforts over the past 10 years to assemble an outstanding portfolio of diversified mineral interests across four of the highest quality oil weighted basins under high performing, active operators. Our merger with Sitio creates the industry leading powerhouse in the minerals space with over 30% coverage in the Permian Basin, approximately 100 rigs running across all of our operating basins and greater than 50 activity wells to continue to drive production and cash flow growth. We believe the merger is the logical next step in the continued evolution of the minerals space and creates an entity of scale with ever improving liquidity and float, as well as a streamlined cost structure that further reinforces the scalability of our industry. Overall, I could not be more excited about the future prospects of the combined company to continue to focus on creating value for shareholders through mineral consolidation.” said Robert M. (“Rob”) Roosa, Chief Executive Officer of Brigham.

TRANSACTION DETAILS

Under the terms of the definitive merger agreement, Brigham shareholders will receive a fixed exchange ratio of 1.133 shares of common stock in the combined company for each share of Brigham common stock owned on the closing date, and Sitio’s shareholders will receive one share of common stock in the combined company for each share of Sitio common stock owned on the closing date. Brigham’s and Sitio’s Class A shareholders will receive shares of Class A common stock in the combined company, and Brigham’s Class B and Sitio’s Class C shareholders will receive shares of Class C common stock in the combined company as merger consideration. Based on the exchange ratio and the closing price of Sitio’s Class A common stock on September 2, 2022, the combined company would have an aggregate enterprise value of $4.8 billion. Upon completion of the transaction, Sitio shareholders will own approximately 54.0% and Brigham shareholders will own approximately 46.0% of the combined entity on a fully diluted basis.

The transaction has been unanimously approved by the boards of directors of both companies. Funds managed by Kimmeridge, Blackstone and Oaktree, which own 43.5%, 24.8% and 15.4% of the outstanding shares of Sitio, respectively, have entered into support agreements to vote in favor of the transaction.

The closing of the merger, which is expected to occur in the first quarter of 2023, is subject to customary closing conditions, including regulatory clearance and approvals by the shareholders of Sitio and Brigham. Sitio intends to continue paying its quarterly cash dividend and Brigham intends to pay both its fixed and variable quarterly dividend through closing of the transaction.

STRATEGIC RATIONALE

•

Creating a premier consolidator of oil and gas mineral and royalty interests. The combined company will be the largest publicly traded mineral and royalty company in the U.S. focused on industry consolidation across diverse operators and geographies. As a significantly larger entity than either company on a standalone basis, the combined company will have increased access to capital and the scale to execute on a wider universe of acquisition opportunities, which is a catalyst for accelerating the consolidation of the highly fragmented mineral and royalty interest sector and driving returns for shareholders. Since June of 2021, and including this transaction, Sitio has consolidated more than 195,000 net royalty acres (“NRAs”) through six large-scale transactions, reducing cash G&A per barrel of oil equivalent and improving margins with each acquisition.

•

Top-tier diversified oil-weighted mineral and royalty interest portfolio focused on the front end of operators’ cost curves is unique and difficult to replicate. Sitio and Brigham have been independently building their high-quality mineral and royalty interest portfolios through a series of hundreds of transactions since 2016 and 2012, respectively, and have built sizable positions in some of the most active oil and gas basins in the U.S., including the Permian Basin, Eagle Ford, DJ Basin, Williston Basin, Anadarko Basin and Appalachia Basin. As of June 30, 2022, the combined company had 50.3 net line-of-sight wells comprised of 29.8 net spuds and 20.5 net permits, a leading indicator for strong near-term activity. The combined company’s asset portfolio is anchored by large-scale diversified Permian Basin mineral and royalty interests, which comprise over 182,500 NRAs, has gross drilling spacing units that cover approximately 32% of total Permian Basin acreage and had exposure to more than 34% of all wells drilled in the Permian Basin in 2021.

•

Significant synergies enhance cost structure, operating efficiencies and drive attractive Discretionary Cash Flow profile. The combined company expects to generate approximately $15 million of annual operational cash cost synergies, resulting in enhanced future margins and Discretionary Cash Flow generation relative to standalone Sitio or Brigham. The merger will reduce Sitio’s projected cash G&A per barrel of oil equivalent from $2.31 to $1.69[4]. Investments made in data management systems by both Sitio and Brigham should allow the combined company to continue to consolidate the highly fragmented oil and gas mineral and royalty interest sector with limited additional overhead.

•

Substantial public float of nearly $2 billion. The combined company’s public float would be $1.9 billion[5], the third largest of any oil and gas mineral and royalty company traded on a U.S. stock exchange and represents a 5.8x increase over Sitio’s standalone float. The combined company expects this improved float will widen the viable universe of potential investors and will support demand for the combined company’s stock.

•

Strong balance sheet and liquidity. The all-stock merger reduces Sitio’s pro forma 2Q 2022 leverage ratio from 1.4x to approximately 1.0x based on pro forma net debt / 2Q 2022 annualized Adjusted EBITDA. The combined company will target long-term leverage of less than 1.0x, with the ability temporarily go above that target for strategic acquisitions and will also have significant liquidity. As of August 31, 2022, Sitio and Brigham had combined cash on hand of $31.0 million, combined revolving credit facility borrowing bases of $590 million and combined undrawn capacity under their credit facilities of $122.5 million[6]. Upon the merger closing, the combined company is expected to have a single credit facility with a borrowing base that includes the impact from assets acquired from Foundation Minerals, Momentum Minerals and Avant Natural Resources (“Avant”), which are currently not included in either company’s standalone borrowing base. Additionally, the combined company’s increased scale and enhanced credit profile is expected to enhance access to capital and reduce the overall cost of capital relative to Sitio and Brigham on a standalone basis.

•

Combining best practices, years of industry experience and long-standing relationships. The combined company intends to integrate best practices and utilize the expansive networks of each predecessor to drive continued success and unlock new opportunities. This includes executing on proven mineral and royalty interest consolidation methodologies that span the entire spectrum of large scale to smaller

2

acquisition opportunities and utilizing proven acquisition underwriting frameworks. The combined company also intends to leverage its existing proprietary data management systems to continue to streamline operations and ensure timely and accurate cash collections on its royalties.

•

Commitment to ESG with an emphasis on best-in-class corporate governance. Sitio and Brigham both have strong commitments to industry-leading corporate governance that are well-aligned with shareholder interests and linked to total shareholder returns. The combined company will have no scope 1 emissions, negligible scope 2 emissions and will target mineral and royalty interests under operators with strong environmental track records.

COMBINED COMPANY GUIDANCE

Combined company guidance for the twelve months ended June 30, 2023 is provided below. This guidance provided is pro forma combined as if both Sitio and Brigham were combined on July 1, 2022 and assumes that all acquisitions that Sitio and Brigham have completed or announced to date were closed on July 1, 2022, including the announced Avant acquisition. Guidance does not assume any additional mergers or acquisitions.

For the twelve months ended June 30, 2023	Low	High
Average Daily Production
Average daily production (Boe/d)	32,250	34,250
Average daily production (% oil)	49%	51%

Revenue Deductions, Expenses and Taxes
Gathering and transportation ($/boe)	$1.25	$1.75
Cash G&A ($ in millions)	$19.5	$21.5
Production taxes (% of royalty revenue)	7%	9%
Cash tax rate (% of pre-tax income)	10%	12%

GOVERNANCE AND LEADERSHIP

Following the completion of the merger, the combined company’s Board of Directors will consist of nine members, including five members nominated by Sitio and four members nominated by Brigham. Noam Lockshin, the current Chairman of Sitio’s Board, will serve as Chairman of the Board of Directors of the combined company. The combined company, which will operate under the name Sitio Royalties Corp., will be led by Sitio’s current executive leadership team and be headquartered in Denver, Colorado.

ADVISORS

Credit Suisse Securities (USA) LLC is serving as exclusive financial advisor and Davis Polk & Wardwell LLP is serving as legal advisor to Sitio. Goldman Sachs & Co. LLC is serving as exclusive financial advisor and Vinson & Elkins LLP is serving as legal advisor to Brigham.

CONFERENCE CALL WEBCAST AND ADDITIONAL MATERIALS

Sitio and Brigham will host a joint conference call today at 11:30 a.m. Eastern to discuss the transaction. Participants can access the call by dialing 1-844-200-6205 in the United States, 1-833-950-0062 in Canada, or 1-929-526-1599 in other locations with access code 560919 or via webcast at https://events.q4inc.com/attendee/102813229. The conference call, live webcast and archive of the call and related presentation materials can be accessed through the Investor Relations section of Sitio’s website at www.sitio.com and Brigham’s website at www.brighamminerals.net.

UPCOMING INVESTOR CONFERENCES

Members of Sitio and Brigham’s management teams will be attending the Barclays CEO Energy-Power Conference on September 6, 2022.

Footnotes

1.

Includes net production for the three months ended June 30, 2022 for all acquisitions announced or closed during 2Q 2022, including the Foundation Minerals and Momentum Minerals acquisitions that Sitio announced as well as net production for the three months ended June 30, 2022 for Brigham’s announced acquisition from Avant Natural Resources. Excludes net production for the three months ended June 30, 2022 associated with Anadarko assets that Brigham divested during 2Q 2022.

2.	Net line-of-sight wells defined as net spuds and net permits. All wells normalized to 5,000 feet.

3.

Pro forma leverage based on assumption of pro forma net debt of ~$862mm and annualized pro forma 2Q22 Adjusted EBITDA, which includes a full 2Q22 contribution from assets acquired from Falcon Minerals, Foundation Minerals, Momentum Minerals and MNRL’s announced acquisition from Avant Natural Resources and is reduced for all MNRL divestitures completed in 2Q22 as if they were completed on 04/01/22.

3

4.

Projected cash G&A / boe of $2.31 based on the mid-point of standalone Sitio’s previously reported 2H22 guidance provided on June 27, 2022. Projected cash G&A / boe of $1.69 based on the mid-point of combined company’s guidance for the twelve months ended June 30, 2023.

5.	Based on the exchange ratio in the merger agreement and Sitio’s stock price as of September 2, 2022.

6.	Pro forma for Brigham’s acquisition of assets from Avant Natural Resources.

About Sitio Royalties Corp.

Sitio is a shareholder returns-driven company focused on large-scale consolidation of high-quality oil & gas mineral and royalty interests across premium basins, with a diversified set of top-tier operators. With a clear objective of generating cash flow from operations that can be returned to stockholders and reinvested, Sitio has accumulated over 173,500 NRAs through the consummation of over 180 acquisitions to date. More information about Sitio is available at www.sitio.com.

About Brigham Minerals, Inc.

Brigham Minerals is an Austin, Texas, based company that acquires and actively manages a portfolio of mineral and royalty interests in the core of some of the most active, highly economic, liquids-rich resource basins across the continental United States. Brigham Minerals’ assets are located in the Delaware and Midland Basins in West Texas and New Mexico, the Anadarko Basin of Oklahoma, the DJ Basin in Colorado and Wyoming, and the Williston Basin in North Dakota. Brigham Minerals’ primary business objective is to maximize risk-adjusted total return to its shareholders by both capturing organic growth in its existing assets as well as leveraging its highly experienced technical evaluation team to continue acquiring minerals.

Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “Merger”) between Brigham and Sitio and the information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s and Sitio’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Brigham’s and Sitio’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham and Sitio disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham and Sitio caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham and Sitio. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Brigham’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Brigham or Sitio will not, or that following the Merger, the combined company will not, be unable to retain and hire key personnel; the risk associated with Brigham’s and Sitio’s ability to obtain the approvals of their respective shareholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Brigham’s and Sitio’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s and Sitio’s expectations and projections can be found in Brigham’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s and Sitio’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

4

Important Additional Information

In connection with the Merger, the post-combination company, Snapper Merger Sub I, Inc. (the “combined company”), will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of the combined company. The Merger will be submitted to Brigham’s shareholders for their consideration. Brigham, Sitio and the combined company may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Brigham, Sitio or the combined company may file with the SEC or send to shareholders of Brigham or Sitio in connection with the Merger. INVESTORS AND SHAREHOLDERS OF BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Brigham, Sitio or the combined company, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham shareholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Shareholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

IR contacts:

Sitio Investors

Ross Wong

Senior Director of Corporate Finance and Investor Relations

(720) 640–7647

IR@sitio.com

Media:

Daniel Yunger / Hallie Wolff

Kekst CNC

Kekst-Sitio@kekstcnc.com

Brigham Investors

Blake C. Williams

Chief Financial Officer

(512) 220–1500

InvestorRelations@brighamminerals.com

5

September 6, 2022 Merger of Sitio and Brigham The Leading Mineral and Royalty Consolidator Exhibit 99.2

Disclaimer FORWARD-LOOKING STATEMENTS This communication relates to a proposed business combination transaction (the “Merger”) between Brigham and Sitio and the information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s and Sitio’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Brigham’s and Sitio’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham and Sitio disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham and Sitio caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham and Sitio. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Brigham’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Brigham or Sitio will not, or that following the Merger, the combined company will not, be unable to retain and hire key personnel; the risk associated with Brigham’s and Sitio’s ability to obtain the approvals of their respective shareholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Brigham’s and Sitio’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s and Sitio’s expectations and projections can be found in Brigham’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s and Sitio’s SEC filings are available publicly on the SEC’s website at www.sec.gov. NO OFFER OR SOLICITATION This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION In connection with the Merger, the post-combination company, Snapper Merger Sub I, Inc. (the “combined company”), will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of the combined company. The Merger will be submitted to Brigham’s shareholders for their consideration. Brigham, Sitio and the combined company may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Brigham, Sitio or the combined company may file with the SEC or send to shareholders of Brigham or Sitio in connection with the Merger. INVESTORS AND SHAREHOLDERS OF BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Brigham, Sitio or the combined company, through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN SOLICITATION Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham shareholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Shareholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. INDUSTRY AND MARKET DATA The information, data and statistics contained herein are derived from various internal (including data that Sitio has internally collected) and external third-party sources. While Sitio believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Sitio has not independently verified the accuracy or completeness of the information provided by third party sources. No representation is made by Sitio’s management as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. Sitio assumes no obligation to update the information in this presentation. BASIS OF PRESENTATION Unless otherwise noted, all NRA counts are as of 09/01/22 and gross and well counts are as of 06/30/22. All wells are normalized to 5,000’. All NRA metrics shown on a 1/8ths royalty equivalent basis. Data shown on a pro forma basis gives effect to all acquisitions completed by Sitio to date this year and all acquisitions and divestitures completed by Brigham to date this year in addition to Brigham’s announced acquisition of Avant. NON-GAAP MEASURES This presentation includes financial measures that are not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). While Sitio believes such non-GAAP measures are useful for investors, they are not measures of financial performance under GAAP and should not be considered in isolation or as an alternative to any measure of such performance derived in accordance with GAAP. These non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of results as reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Sitio and Brigham are merging, combining two high-quality businesses with a shared vision of minerals consolidation and best-in-class governance

SITIO ROYALTIES

- Premium assets in the highest quality and most active oil basins in the U.S.
- Assets anchored by large-scale, high-quality Permian assets
- Robust inventory of 50.3 net line-of-sight wells supports strong near-term growth profile
- Pro forma combined enterprise value of ~$4.8 billion and public float of ~$1.9 billion
- Enhanced margins due to operating efficiencies and ~$15 million of annualized cost synergies
- Positioned to further consolidate the fragmented minerals space due to enhanced scale and balanced capital allocation policy
- Strong balance sheet with pro forma 2Q22 leverage of ~1.0x(1)

Pro forma Permian Basin asset DSU footprint



Eddy
Lea
Gaines
Dawson
Borden
Scurry
Andrews
Martin
Howard
Mitchell
Glasscock
Loving
Winkler
Ector
Sterling
Midland
Culberson
Ward
Crane
Tom Green
Irion
Reeves
Upton
Reagan
Pecos
Jeff Davis
Sitio
Brigham

	Sitio standalone total	Combined total	Combined Permian
Net royalty acres (NRAs)	173,800	259,510	182,525
2Q22 pro forma production	19,213	32,761	24,673
% oil / % liquids	51% / 71%	52% / 72%	56% / 75%
Net line-of-sight wells	26.8	50.3	41.1

Note: Calculations include net debt of ~$862mm as of 09/01/22 pro forma for MNRL's announced acquisition of Avant and share prices as of 09/02/22
All STR and MNRL metrics shown pro forma for all acquisitions and divestitures signed or completed in 2022 as if they were completed on 04/01/22. Net line-of-sight ("LOS") wells as of 06/30/22 and normalized to 5,000'
(1) Pro forma leverage based on assumption of pro forma net debt of ~$862mm and annualized pro forma 2Q22 Adjusted EBITDA, which includes a full 2Q22 contribution from assets acquired from Falcon Minerals, Foundation Minerals, Momentum Minerals and MNRL's announced acquisition from Avant and is reduced for all MNRL divestitures completed in 2Q22 as if they were completed on 04/01/22

3

Transaction summary

Transaction	• All stock merger of Sitio (“STR”) and Brigham (“MNRL”) • At-the-market merger with fixed exchange ratio of 1.133 Sitio shares for each Brigham share • Pro forma equity ownership: 54% Sitio and 46% Brigham on a fully diluted basis
Synergies and Leverage	• Expected annual cash G&A synergies of ~$15mm • Reduces 2Q22 cash G&A per boe to ~$1.72(1) • Expected pro forma 2Q22 leverage of ~1.0x(2)
Leadership and Governance	• Sitio executive team will lead the combined company • Board of Directors following the close of transaction will consist of 9 total directors – 5 directors will be nominated by Sitio; 4 directors nominated by Brigham • Focused on maintaining ESG leadership in the sector
Approvals and Timeline	• Unanimously approved by Sitio and Brigham Board of Directors • Transaction subject to approval of Sitio and Brigham shareholders • Other customary regulatory approvals and conditions • Significant Sitio shareholders have signed support agreements in favor of the transaction • Expected to file relevant disclosure documents in 2H22 and close in 1Q23

Note: Calculations include pro forma net debt of ~$862mm as of 09/01/22 and share prices as of 09/02/22

(1) 2Q22 cash G&A / boe calculated as assumed pro forma annual cash G&A of $20.5 mm divided by pro forma combined 2Q22 production. 2Q22 production pro forma for all acquisitions and divestitures signed or completed by STR and MNRL in 2022 as if they were completed on 04/01/22

(2) Pro forma leverage based on assumption of pro forma net debt of ~$862mm and annualized pro forma 2Q22 Adjusted EBITDA, which includes a full 2Q22 contribution from assets acquired from Falcon Minerals, Foundation Minerals, Momentum Minerals and MNRL's announced acquisition from Avant and is reduced for all MNRL divestitures completed in 2Q22 as if they were completed on 04/01/22

4

An industry leader in scale, with Permian-weighted assets and exposure to the top oil-producing regions in the U.S.

SITIO ROYALTIES | BRIGHAM MINERALS | SITIO ROYALTIES + BRIGHAM MINERALS

Net Royalty Acres (1/8ths)


173,800
Appalachia
7%
Eagle Ford
13%
80%
Permian

+


85,710
Williston
10%
Anadarko
11%
DJ
29%
50%
Permian

=


259,510
Williston
3%
Anadarko
4%
Appalachia
5%
Eagle Ford
8%
DJ
10%
70%
Permian

2Q22 Production (boe/d)


19,213
Appalachia
5%
Eagle Ford
14%
81%
Permian

+


13,548
Williston
4%
Anadarko
9%
DJ
22%
65%
Permian

=


32,761
Appalachia
Williston
1%
Anadarko
3%
4%
Eagle Ford
8%
DJ
9%
75%
Permian

Note: NRAs pro forma for all acquisitions and divestitures completed by both companies in 2022 and MNRL's pending announced acquisition of Avant
MNRL's 2Q22 production pro forma for the announced Avant acquisition and excludes divested assets

5

Combined company will be in every major active oil basin (1)Data sourced from Enverus and includes wells spud from 04/01/21 through 03/31/22 (2)Rig data sourced from Enverus as of 07/18/22 Sitio legacy counties Brigham legacy counties Overlapping counties Lateral feet drilled by basin (000’s)(1) Combined company footprint by county 29% of Permian rigs on pro forma Sitio acreage(2) Eagle Ford Williston Pro forma rigs: 8 % of rigs in basin: 21% DJ Pro forma rigs: 2 % of rigs in basin: 9% Anadarko Pro forma rigs: 0 % of rigs in basin: 0% Permian Pro forma rigs: 86 % of rigs in basin: 29% Eagle Ford Pro forma rigs: 2 % of rigs in basin: 2% Appalachia Pro forma rigs: 0 % of rigs in basin: 0%

Combined company highlighted by a large scale, diversified, Permian footprint Combined Permian DSU acreage Sitio Brigham Selected Permian Basin metrics Drilling spacing units cover 32% of total Permian Basin acreage Increases Sitio’s net line-of-sight wells / NRA by 28% Exposure to >34% of all wells drilled in the Permian Basin in 2021 Note: Well counts as of 06/30/22 and include wells on all acquisitions and divestitures completed by both companies this year and MNRL’s pending announced acquisition of Avant All well statistics normalized to 5,000’. Line-of-sight refers to spuds and permits. Combined gross horizontal well counts do not double count wells that both STR and MNRL have interests in

Pro forma combined line-of-sight inventory is ~45% of wells TIL in last ~3.5 years Sitio net wells Brigham net wells 112.6 net PDP wells have TIL since 1/1/19 vs. 50.3 line-of-sight wells currently Net PDP wells TIL prior to 01/01/19 Net PDP wells TIL since 01/01/19 50.3 line-of-sight wells Note: Well counts as of 06/30/22 and include wells on all acquisitions or divestitures completed by both companies this year and MNRL’s pending announced acquisition of Avant. All wells normalized to 5,000’

Combined company has substantial line-of-sight inventory under top-tier operators

SITIO ROYALTIES

MNRL adds 23.5 net line-of-sight wells, an increase of ~88% vs STR standalone



29.8
Net Spuds
Other
PDC ENERGY
CALLON PETROLEUM
Endeavor Energy Resources
Chevron
SM ENERGY
Tall City Exploration
Exxon
OXY
PIONEER NATURAL RESOURCES



20.5
Net Permits
Other
eog resources
ConocoPhillips
PIONEER NATURAL RESOURCES
OXY
DIAMONDBACK ENERGY
Chevron
Matador
devon
PDC ENERGY

Combined company historical line-of-sight wells



37.4
16.9
20.5
2018
33.6
10.4
23.2
2019
36.9
15.0
21.9
2020
39.6
16.6
23.0
2021
37.3
15.5
21.8
1Q22
50.3
20.5
29.8
2Q22
Net spuds
Net permits

Note: Well counts as of 06/30/22 and include wells on all acquisitions or divestitures completed by both companies this year and MNRL's pending announced acquisition of Avant. All wells normalized to 5,000'

9

Merger continues an unparalleled consolidation track record Over 195,000 NRAs evaluated for acquisition, but bid/ask spread was too wide Current: 259,510 (Cumulative NRAs) (NRAs acquired by quarter) Sitio NRAs since inception: 186 acquisitions to date(1) (1)Includes the announced merger with MNRL

Sitio has closed or announced 6 large acquisitions in the past 15 months for a total of more than 195,000 NRAs 06/08/21 Announced: 09/06/22 NRAs: 85,710 Consideration: Equity Regions: Diversified Announced: 06/27/22 NRAs: 19,700 Consideration: Cash Region: Permian Announced: 06/27/22 NRAs: 12,200 Consideration: Cash Region: Permian Announced: 01/12/22 NRAs: 33,700 Consideration: Equity Regions: Eagle Ford, Appalachia Announced: 08/24/21 NRAs: 25,250 Consideration: Equity (private) Region: Permian Announced: 06/08/21 NRAs: 18,700 Consideration: Equity (private) Region: Permian 09/06/22 Strategy focused on large-scale consolidation to drive profitability and leverage proprietary data management systems across a larger asset base

Enhanced asset base, cash flow and cost structure 2Q22 Production (boe/d) 2Q22 Cash G&A ($/boe) 2Q22 Adjusted EBITDA ($mm) (1) (2) Note: All data based on most recent publicly available company filings and materials. STR shown pro forma for the Momentum and Foundation acquisitions announced 06/27/22. NRAs are normalized to 1/8th. MNRL shown pro forma for Avant acquisition announced on 08/22/22 and 2Q22 divestitures (1)2Q22 cash G&A / boe calculated as assumed pro forma annual cash G&A of $20.5 mm divided by pro forma combined 2Q22 production. 2Q22 production pro forma for all acquisitions and divestitures signed or completed by STR and MNRL in 2022 as if they were completed on 04/01/22 (2)Adjusted EBITDA assumes (i) all STR and MNRL acquisitions signed or completed to date in 2022 were owned as of 04/01/22, (ii) all MNRL divestitures signed or completed to date in 2022 were completed as of 04/01/22, (iii) pro forma combined company annual cash G&A of $20.5 mm NRAs /

Transaction expected to further enhance Sitio's scalable cost structure

SITIO ROYALTIES

Significant Cash G&A[1] ($/boe) reduction while well count grows ~9.5x



(NRAs)
(Cash G&A $/boe)
300,000
250,000
200,000
150,000
100,000
50,000
-
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
-
$4.45
49,500
161,500
$2.37
173,800
$2.31
259,510
$1.69
2020
STR 1H22 pro forma (2)
STR standalone 2H22 Guidance
NTM (3)

	2020	STR 1H22 pro forma[2]	STR standalone 2H22 Guidance	NTM[3]
Gross Wells	2,438	13,046	14,229	23,184[4]
Employees	24	32	34	>34

(1) Cash G&A is a non-GAAP measure. NTM pro forma Cash G&A / boe is based on the mid-point of combined company's guidance of pro forma annual cash G&A of $20.5mm
(2) Does not give effect to Momentum acquisition which closed in 3Q22
(3) NTM pro forma Cash G&A and production based on the mid-points of combined company's NTM pro forma guidance. Please reference page 17 for full NTM financial and operational guidance
(4) Includes all acquisitions and divestitures completed by both companies in 2022 and MNRL's pending announced acquisition of Avant

13

Permian minerals market, Sitio's primary target area, remains highly fragmented

Permian Basin NRAs


Delaware
~7.5mm
total
~5.1mm
acquirable
32%
68%
Midland
~5.6mm
total
~5.1mm
acquirable
9%
91%
Non-acquirable acreage
Acquirable acreage

- Non-acquirable acreage is comprised of federal and state-owned minerals and royalties where the government does not sell minerals or NPRIs and minerals owned by CVX, TPL, and VNOM
- Acquirable acreage is defined as any acreage in which combined company can purchase mineral rights or NPRIs that is not owned by CVX, TPL, or VNOM

Permian Basin addressable market


~20,000 and ~45,000 unique mineral owners across the Delaware and Midland, respectively
Eddy
Lea
Andrews
Martin
Howard
Glasscock
Culberson
Loving
Winkler
Ector
Midland
Ward
Crane
Reeves
Upton
Reagan
avis
Brewster
NM
OK
TX
Pro forma combined company
Acquirable NRAs
Non-acquirable NRAs
Delaware and Midland Basins

Source: Latest publicly reported data as of 08/31/22. Unique mineral owners based on public tax roll data

Note: CVX mineral ownership based on calculating the surface acreage of CVX minerals ownership in Culberson, Loving, and Reeves counties and applying a 12.5% royalty interest. Assumes maximum royalty interest of 25% on all gross acres, adjusted to 1/8th royalty equivalent basis. Includes all STR and MNRL acquisitions closed to date in 2022 as well as the announced MNRL acquisition of Avant

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Capital allocation framework prioritizes robust dividend and facilitates high rate of return reinvestment Management team is incentivized to maximize dividends and stock price appreciation Direct alignment of interests with public shareholders for significant return of capital without limiting financial flexibility First priority for retained cash is to protect the balance sheet Target leverage <1.0x Retained cash also allows combined company to opportunistically make cash acquisitions Capital Allocation Framework 35% 65% Expects to retain up to Expects to pay a dividend of at least of its Discretionary Cash Flow(1) to shareholders of its Discretionary Cash Flow(1) 35% 65% Discretionary Cash Flow defined as adjusted EBITDA less cash interest and cash taxes

Combined company will continue the best-in-class governance practices of both Sitio and Brigham Management Sitio’s management team will run the new combined company Management’s incentive compensation is 100% equity based, with emphasis on total shareholder return instead of relative returns or growth with no relationship to shareholder returns Dedicated management team is 100% focused on the combined company and has multiple experiences merging large-scale mineral companies Board and management compensation is structured to drive total long-term shareholder returns Capital allocation policy prioritizes return of capital to shareholders while preserving balance sheet strength using retained cash Shareholders Board of Directors Best in Class Governance Model Incentivizes Board and Management to Optimize Shareholder Returns New Board will be made up of 5 Sitio nominees and 4 Brigham nominees Director compensation will be substantially all equity

Combined company NTM financial and operational guidance (3Q22 – 2Q23) 32,250 – 34,250 boe/d 49% – 51% $1.25 – $1.75 Production % Oil 10% – 12% Cash tax rate(1) $19.5 – $21.5 mm Cash G&A (annual) G&T ($ / boe) 7% – 9% Production taxes (% of gross revenue) (1) Percent of pre-tax income attributable to pro forma STR and MNRL combined

Contact Information Ross Wong Senior Director of Corporate Finance and Investor Relations Phone: (720) 640-7647 Email: IR@sitio.com Corporate Headquarters: 1401 Lawrence Street, Suite 1750 Denver, CO 80202 Houston Office: 609 Main Street, Suite 3950 Houston, TX 77002